EXHIBIT 27

                       COMPUTATION OF EARNINGS PER SHARE


                                                         Year Ended December 31,
                                          1995        1994        1993         1992      1991
                                                   (in thousands, except per share data)
Net Income (1)                           $56,408     $46,398     $35,614     $19,638    $11,982

Average Common Share outstanding (2)      55,364      49,751      49,101      36,903     30,949

Stock options considered to be common
stock equivalents, net of shares
assumed to be repurchased under the
treasury stock method (2)                  1,204       1,643       1,805       1,596      1,092

Total stock/stock equivalents (2)         56,568      51,394      50,906      38,499     32,041
                                         =======     =======     =======     =======    =======

Net income per share before cumulative
effect of accounting change (2)          $  1.00     $   .90     $   .70     $   .51     $  .37
                                         =======     =======     =======     =======     ======

Net income per share after cumulative
effect of accounting change (2)          $  1.00     $   .90     $   .80     $   .51     $  .37
                                         =======     =======     =======     =======     ======

(1)   The 1993 results do not include a $4.8 million cumulative effect of a change in accounting principle resulting from the adoption of Statement of Financial Accounting
      Standards No. 109 in 1993.

(2)   All per share date have been adjusted to reflect all stock dividends and stock splits.